UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2023

COMMISSION FILE NUMBER 001-41045

Mynaric AG
(Registrant’s name)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):   ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On August 8, 2023, Mynaric AG issued a corporate news. A copy of the news is furnished as Exhibit 99.1 hereto. A copy of the voting results is furnished as exhibit 99.2 hereto.

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DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit
99.1	Mynaric Annual General Assembly: Bulent Altan elected by shareholders to join Supervisory Board, Mustafa Veziroglu now sole CEO
99.2	Voting Results

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

	By	/s/ Stefan Berndt-von Bülow
		Name:	Stefan Berndt-von Bülow
		Title:	Chief Financial Officer

	By	/s/ Sven Meyer-Brunswick
		Name:	Sven Meyer-Brunswick
		Title:	Authorized Representative

Date: August 8, 2023

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